UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of foreign private issuer pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934.
For the Month of March, 2009
Commission File Number: 001-12126
CHINA ENTERPRISES LIMITED
(Translation of registrant’s name into English)
31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
     ☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

CHINA ENTERPRISES LIMITED

ANNUAL GENERAL MEETING 2008 CIRCULAR

PROXY CARD

SIGNATURE

CHINA ENTERPRISES LIMITED
(Exact Name of Registrant as Specified in its Charter)
Bermuda
(Jurisdiction of Incorporation or Organization)
31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
(Address of Principal Executive Offices)
ANNUAL GENERAL MEETING
2008
     Enclosed herewith a notice convening an annual general meeting of China Enterprises Limited (“the Company”) to be held at 3:00 p.m. on March 31, 2009 (Hong Kong time) at B27, Basement, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong is set out on page 4 of this circular.
     Whether or not you intend to attend the annual general meeting, you are requested to complete the enclosed proxy card in accordance with the instructions printed thereon to the Company. The proxy card must be received on or prior to March 28, 2009 (New York time) for action to be taken. Completion and return of the proxy card will not preclude you from attending and voting in person at the meeting should you so wish.

CONTENTS

PAGE(S)
PART I:	CORPORATE INFORMATION	1-2

PART II:	NOTICE OF 2008 ANNUAL GENERAL MEETING	3-4

PART III:	PROXY STATEMENT	5-8

PART IV:	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	9-10

PART V:	CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007	11-41

— i —

PART I
CORPORATE INFORMATION

CORPORATE INFORMATION

ANNUAL GENERAL MEETING

Date and time:	March 31, 2009 at 3:00 p.m. (Hong Kong time)

Venue:	B27, Basement, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
TRADING VENUE
OTC Securities Markets
Trading Symbol: CSHEF.PK
PRINCIPAL PLACE OF BUSINESS
31st Floor,
Bank of America Tower,
12 Harcourt Road,
Central,
Hong Kong
Telephone: (852) 3151-0300
Fax: (852) 2372-0620
REGISTERED OFFICE
Clarendon House
2 Church Street
Hamilton HM11
Bermuda
OFFICIAL WEBSITE
http://www.chinaenterpriseslimited.com
COUNSEL
Conyers Dill & Pearman
2901 One Exchange Square
8 Connaught Place
Central
Hong Kong
Telephone: (852) 2524-7106
Fax: (852) 2845-9268
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte Touche Tohmatsu
35/F, One Pacific Place
88 Queensway
Hong Kong
Telephone: (852) 2852-1600
Fax: (852) 2541-1911
REGISTRAR, TRANSFER AGENT
Bermuda:
Butterfield Fulcrum Group (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke, HM08, Bermuda
Telephone: (441) 299-3882
Fax: (441) 295-6759
United States:
BNY Mellon Shareowner Services
Email address: SHRRELATIONS@BNYMELLON.COM
Website: HTTP://WWW.BNYMELLON.COM
For Shareholder Inquiries:
China Enterprises Limited
c/o BNY Mellon Shareowner Services
P.O. Box 358016
Pittsburgh, PA 15252-8016
Telephone: 1 800 522-6645
(201) 680-6578 (Outside of US)
1 800 231-5469 (TDD Phone)
For Certificate Transfers and Address Changes:
BNY Mellon Shareowner Services
P.O. Box 358010
Pittsburgh, PA 15252
PUBLIC RELATIONS
The Altman Group, Inc.
60 East 42nd Street
Suite 916
New York, NY 10165
Telephone: (212) 400-2604
Fax: (646) 478-9415
FORM 20-F
Form 20-F for China Enterprises Limited is
available on the U.S. Securities and Exchange
Commission’s website at www.sec.gov after its
filing with the U.S. Securities Exchange
Commission.

PART II
NOTICE OF 2008 ANNUAL GENERAL MEETING

NOTICE OF 2008 ANNUAL GENERAL MEETING

CHINA ENTERPRISES LIMITED
(incorporated in Bermuda with limited liability)
Principal Place of Business:
31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
Registered Office:
Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda
To the Shareholders of
China Enterprises Limited:
     The Annual General Meeting of CHINA ENTERPRISES LIMITED (“the Company”) is called and will be held at 3:00 p.m. on March 31, 2009 at B27, Basement, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong, for the purpose of:
(1)	Re-electing six directors for a term expiring at the 2009 Annual General Meeting and to authorize the Board of Directors to determine the directors’ remuneration;

(2)	Considering and approving the report of the independent registered public accounting firm and audited financial statements for the year ended December 31, 2007; and

(3)	Appointing independent registered public accounting firm for a term expiring at the 2009 Annual General Meeting and to authorize the Board of Directors to determine its remuneration.
     Only shareholders of record at the close of business on Friday, Ferbruary 27, 2009 are entitled to attend and to vote at the Annual General Meeting.
     It is requested that you sign, date and mail the enclosed proxy card whether or not you plan to attend the Annual General Meeting. Prompt return of your voted proxy card will reduce the cost of further mailings and other follow-up work. You may revoke your voted proxy at any time prior to the meeting or vote in person if you attend the meeting.
     We thank you for your assistance and appreciate your cooperation.

By Order of the Board of Directors
Yap, Allan
Chairman

March 6, 2009

PART III
PROXY STATEMENT

PROXY STATEMENT

CHINA ENTERPRISES LIMITED
(incorporated in Bermuda with limited liability)
     The accompanying proxy is solicited by the Board of Directors and is revocable at any time before it is exercised. The cost of solicitation will be borne by the Company. The report of the independent registered public accounting firm and the consolidated financial statements for the year ended December 31, 2007 are enclosed with this Proxy Statement.
PROPOSAL NO. 1
ELECTION OF DIRECTORS
     The shareholders of the Company will be asked to re-elect six persons to the Board of Directors to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified and to authorize the Board of Directors to determine the directors’ remuneration. All nominees are currently directors of the Company. The persons named in the accompanying proxy will vote all properly executed proxies for the election of the persons named in the following table unless authority to vote for one or more of the nominees is withheld.

Name	Age	Position	Employed Since
Yap, Allan	53	Chairman of the Board of the Company	2001
Chan Ling, Eva	43	Deputy Chairman of the Board of the Company	2004
Dorothy Law	39	Director	2000
Lien Kait Long	60	Director	1999
Richard Whittall	50	Independent Director	2000
David E. Bussmann	55	Independent Director	2000
Compensation of Directors and Officers
     For the year ended December 31, 2007, the aggregate amount of remuneration paid by the Company to all directors and executive officers, for services in all capacities, was US$120,000 (2006: US$120,000). No bonus has been paid for the year ended December 31, 2007.
Required Vote
     The affirmative vote of the holders of a majority of the votes cast, either in person or by proxy, at the Annual General Meeting is required for the election of the nominees to the Board of Directors of the Company, and to authorize the Board of Directors to determine the directors’ remuneration.
     The Company’s Board of Directors recommends that the shareholders vote FOR this proposal including the election of six nominees listed above and authorising the Board of Directors to determine the directors’ remuneration.

PROXY STATEMENT

PROPOSAL NO. 2
APPROVAL OF THE REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND 2007 FINANCIAL
STATEMENTS
     In accordance with applicable law, the Company’s shareholders have the authority to approve the report of the independent registered public accounting firm and the audited financial statements of the Company for the most recent fiscal year. The Board of Directors approved the report of the independent registered public accounting firm and the audited financial statements of the Company for the year ended December 31, 2007 and recommended that shareholders approve the report of the independent registered public accounting firm and the audited financial statements. Accordingly, the shareholders will be asked to approve the report of the independent registered public accounting firm and the Company’s audited financial statements for the year ended December 31, 2007 at the Annual General Meeting.
Required Vote
     The affirmative vote of a majority of the votes cast, either in person or by proxy, at the Annual General Meeting is required to approve the report of the independent registered public accounting firm and the Company’s audited financial statements for the year ended December 31, 2007.
     The Company’s Board of Directors recommends that the shareholders vote FOR this proposal.
PROPOSAL NO.3
RE-APPOINTMENT OF DELOITTE TOUCHE TOHMATSU AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     In accordance with applicable law, the Company’s shareholders have the right to appoint independent registered public accounting firm of the Company and to authorize the Board of Directors to fix the independent registered public accounting firm’s remuneration. On February 27, 2009 the Board of Directors recommended that Deloitte Touche Tohmatsu be re-appointed as independent registered public accounting firm of the Company for a term expiring at the 2009 Annual General Meeting and the Board of Directors be authorized to fix the independent registered public accounting firm’s remuneration. The aggregate fees billed by Deloitte Touche Tohmatsu for the fiscal year ended December 31, 2007 were totally US$320,000. Accordingly, the shareholders will be asked to approve such appointment at the Annual General Meeting and to authorize the Board of Directors to fix the independent registered public accounting firm’s remuneration.
Required Vote
     The affirmative vote of a majority of the votes cast, either in person or by proxy, at the Annual General Meeting is required to approve the appointment of Deloitte Touche Tohmatsu as the Company’s independent registered public accounting firm and to authorize the Board of Directors to fix its remuneration.
     The Company’s Board of Directors recommends that the shareholders vote FOR this proposal.

PROXY STATEMENT

OTHER MATTERS
     The Board of Directors is not aware of any other matters that will be presented for consideration at the Annual General Meeting other than those matters referred to in this Proxy Statement.
     Shareholder proposals relating to the Company’s annual general meeting for the fiscal year ended December 31, 2008 must be received by BNY Mellon Shareowner Services at its offices, P.O. Box 3550, South Hackensack, NJ 07606-9250, before April 30, 2009. The fact that a shareholder proposal is received in a timely manner does not ensure its inclusion in the proxy material since there are other requirements in the Companies Act 1981 of Bermuda (as amended) relating to such inclusion.
     IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY, AND THEREFORE, SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE ANNUAL GENERAL MEETING IN PERSON ARE URGED TO SIGN, DATE, AND RETURN THE ENCLOSED PROXY CARD IN THE REPLY ENVELOPE PROVIDED. DUE TO THE SIGNIFICANT TIME DIFFERENCE BETWEEN NORTH AMERICA AND HONG KONG, PROXIES MUST BE RECEIVED ON OR PRIOR TO MARCH 28, 2009 (NEW YORK TIME) FOR ACTION TO BE TAKEN.

By Order of the Board of Directors
Yap, Allan
Chairman

March 6, 2009

PART IV
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of China Enterprises Limited
     We have audited the accompanying consolidated balance sheets of China Enterprises Limited (the “Company”) and its subsidiaries (collectively referred as the “Group”) as of December 31, 2006 and 2007, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2007, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
     Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(h). Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.
Deloitte Touche Tohmatsu
Hong Kong
February 27, 2009

PART V
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005, 2006 AND 2007

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except number of shares and per share data)

	Year ended December 31,
	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$
Revenue	—	—	—	—
General and administrative expenses	(27,522)	(16,754)	(6,208)	(851)
Gain on disposal of subsidiaries (note 3)	—	—	19,325	2,649

Operating (loss) income	(27,522)	(16,754)	13,117	1,798
Non-operating income (expenses):
Interest income	13,036	12,286	9,536	1,307
Interest expense	—	—	(104)	(14)
Other income	—	551	—	—
Net loss recognized on trading securities sold during the year	—	—	(90,891)	(12,460)
Unrealized loss recognized on trading securities still held at the balance sheet date	—	—	(12,158)	(1,667)
Change in fair value of conversion option (note 6)	(42,873)	(19,459)	19,248	2,639
Loss on disposal of interest in an equity method affiliate	—	—	(68,991)	(9,458)

Loss before income tax and equity in earnings at equity method affiliates	(57,359)	(23,376)	(130,243)	(17,855)
Income tax expense (note 9)	(4,083)	(1,164)	(19,324)	(2,649)
Equity in earnings of equity method affiliates	35,118	3,314	121,389	16,641

Net loss	(26,324)	(21,226)	(28,178)	(3,863)

CONSOLIDATED STATEMENTS OF OPERATIONS — CONTINUED

(Amounts in thousands, except number of shares and per share data)

	Year ended December 31,
	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$
Basic loss per common share	(2.92)	(2.35)	(3.12)	(0.43)

Number of common shares used in the calculation of basic loss per common share	9,017,310	9,017,310	9,017,310	9,017,310

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except number of shares and their par values)

	As of December 31,
	2006	2007	2007
	Rmb	Rmb	US$
ASSETS

Current assets:
Cash and cash equivalents	7,120	521	71
Notes receivable (note 4)	—	20,153	2,763
Prepaid expenses and other current assets	288	3,834	526
Due from related parties (note 13)	331	67,436	9,244
Trading securities	—	12,393	1,699

Total current assets	7,739	104,337	14,303

Investments in and advances to equity method affiliates (less allowance of Rmb7,601 in 2006 and 2007) (note 5)	461,961	357,905	49,064
Convertible note receivable (note 6)	247,781	50,271	6,892
Derivative instruments (note 6)	43,454	4,557	625
Deposit paid for acquisition of properties (note 7)	58,000	58,000	7,951
Plant and equipment, net (note 8)	240	—	—
Other assets	6	6	1

Total assets	819,181	575,076	78,836

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Due to related parties (note 13)	208,471	4,006	549
Accrued liabilities	3,413	5,421	743
Other taxes payable	2,753	2,753	378
Income taxes payable (note 9)	5,247	5,247	719

Total current liabilities	219,884	17,427	2,389

Deferred tax liability (note 9)	—	19,324	2,649

Total liabilities	219,884	36,751	5,038

CONSOLIDATED BALANCE SHEETS — CONTINUED

(Amounts in thousands, except number of shares and their par values)

	As of December 31,
	2006	2007	2007
	Rmb	Rmb	US$
Commitments and contingencies (note 11)

Shareholders’ equity:
Common stock — par value US$0.01 per share (50,000,000 shares authorized; 9,017,310 shares issued and outstanding at December 31, 2006 and December 31, 2007) (note 10)	770	770	106
Additional paid-in capital	1,026,237	1,000,958	137,219
Accumulated other comprehensive income (loss)	227	(7,288)	(999)
Accumulated deficit	(427,937)	(456,115)	(62,528)

Total shareholders’ equity	599,297	538,325	73,798

Total liabilities and shareholders’ equity	819,181	575,076	78,836

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE LOSS

(Amounts in thousands, except number of shares)

						Accumulated other
	Supervoting		Supervoting		Additional paid-in	comprehensive
	common stock	Common stock	common stock	Common stock	capital	(losses) income	Accumulated deficit	Total	Comprehensive loss
			Rmb	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb
Balance at January 1, 2005	3,000,000	6,017,310	244	526	1,047,559	39	(380,387)	667,981
Net loss	—	—	—	—	—	—	(26,324)	(26,324)	(26,324)
Dilution of interest in an equity method affiliate	—	—	—	—	17,760	—	—	17,760	—
Foreign currency translation adjustment	—	—	—	—	—	3,181	—	3,181	3,181

Balance at December 31, 2005	3,000,000	6,017,310	244	526	1,065,319	3,220	(406,711)	662,598	(23,143)

Net loss	—	—	—	—	—	—	(21,226)	(21,226)	(21,226)
Transfer from supervoting common stock to common stock	(3,000,000)	3,000,000	(244)	244	—	—	—	—	—
Recognition of equity-settled share based payments of an equity method affiliate	—	—	—	—	2,455	—	—	2,455	—
Dilution of interest in an equity method affiliate	—	—	—	—	(41,537)	—	—	(41,537)	—
Foreign currency translation adjustment	—	—	—	—	—	(2,993)	—	(2,993)	(2,993)

Balance at December 31, 2006	—	9,017,310	—	770	1,026,237	227	(427,937)	599,297	(24,219)

Net loss	—	—	—	—	—	—	(28,178)	(28,178)	(28,178)
Recognition of equity-settled share based payments of an equity method affiliate	—	—	—	—	558	—	—	558	—
Dilution of interest in an equity method affiliate	—	—	—	—	(25,837)	—	—	(25,837)	—
Release upon disposal of interest in an equity method affiliate	—	—	—	—	—	(2,924)	—	(2,924)	(2,924)
Foreign currency translation adjustment	—	—	—	—	—	(4,591)	—	(4,591)	(4,591)

Balance at December 31, 2007	—	9,017,310	—	770	1,000,958	(7,288)	(456,115)	538,325	(35,693)

Balance at December 31, 2007 (in US$)			—	106	137,219	(999)	(62,528)	73,798	(4,893)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year ended December 31,
	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$
Cash flows from operating activities:
Net loss	(26,324)	(21,226)	(28,178)	(3,863)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of conversion option	42,873	19,459	(19,248)	(2,639)
Equity in earnings of equity method affiliates	(35,118)	(3,314)	(121,389)	(16,641)
Dividend received from associate	—	1,868	1,766	242
Loss on disposal of interest in an equity method affiliate	—	—	68,991	9,458
Gain on disposal of subsidiaries	—	—	(19,325)	(2,649)
Depreciation and amortization	42	62	57	8
Amortization of discount on subscription of convertible note receivable	(1,912)	(8,894)	(9,358)	(1,283)
Interest income from convertible note	—	—	5,908	810
Changes in operating assets and liabilities (net of effects of dispositions)
Other receivables	2,642	3,832	—	—
Prepaid expenses and other current assets	(317)	49	(3,072)	(421)
Trading securities	—	—	229,144	31,412
Accounts and other payables	(37)	(3,041)	—	—
Accrued liabilities	282	1,886	2,010	276
Income taxes payable	4,083	1,164	—	—
Deferred tax	—	—	19,324	2,649

Net cash provided by (used in) operating activities	(13,786)	(8,155)	126,630	17,359

Cash flows from investing activities:
Decrease in subscription payable	(62,989)	—	—	—
Decrease in notes receivable	24,298	4,164	—	—
Payment for the deposit on acquisition of properties	(8,000)	—	—	—
Investments in and advances to equity method affiliates, net	(37,122)	(2,227)	(10,137)	(1,390)
Purchase of property, plant and equipment	(344)	—	—	—
Proceeds from disposals of interest in an equity method affiliate	—	—	137,603	18,864
Disposal of subsidiaries (note 3)	—	—	(12,431)	(1,704)
Decrease (increase) in due from related parties	37,426	491	(135,021)	(18,510)

Net cash (used in) provided by investing activities	(46,731)	2,428	(19,986)	(2,740)

CONSOLIDATED STATEMENTS OF CASH FLOWS — CONTINUED

(Amounts in thousands)

	Year ended December 31,
	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$
Cash flows provided by (used in) financing activities:
Change in due to related parties	33,771	(1,821)	(112,778)	(15,461)

Effect of exchange rate change	—	—	(465)	(63)

Net decrease in cash and cash equivalents	(26,746)	(7,548)	(6,599)	(905)
Cash and cash equivalents, beginning of year	41,414	14,668	7,120	976

Cash and cash equivalents, end of year	14,668	7,120	521	71

Supplemental schedule of non-cash investing and financing activities:
Conversion of convertible note receivable, and the related transfer from derivative instruments, to equity interest in an affiliate (see note 6)	72,244	—	157,974	21,656
Conversion of convertible note receivable, and the related transfer from derivative instruments, to trading securities (see note 6)	—	—	82,417	11,298
Transfer of retained interest in an equity method affiliate to trading securities upon its disposal	—	—	159,155	21,818
Assignment of receivable through current accounts of related parties and note receivable	—	—	20,153	2,763
Assignment of notes receivable and related interest receivable to fellow subsidiaries through current accounts of a fellow subsidiary and parent company	76,662	—	—	—
Subscription of convertible note receivable issued by an equity method affiliate partially offset against an advance receivable from the affiliate	—	104,071	—	—
Liability to parent company for payment of subscription of convertible note receivable issued by an equity method affiliate	—	205,049	—	—

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES
     China Enterprises Limited (the “Company”) was incorporated in Bermuda on January 28, 1993. Its common stocks trade on the OTC (Over-the-Counter) Securities Market in the United States of America (the “US”).
     China Strategic Holdings Limited (“CSH”), a public company listed on The Stock Exchange of Hong Kong Limited (the “HKSE”), was the Company’s ultimate parent company before its completion of a group reorganization in May 2006 following which the Company became a wholly-owned subsidiary of Group Dragon Investments Limited (“GDI”), a then equity method affiliate of Hanny Holdings Limited (“HHL”), a public company listed on HKSE. In June 2006, HHL acquired a controlling interest in GDI and became the parent company. On December 8, 2006, HHL became a subsidiary of ITC Corporation Limited (“ITC”), a public company listed on HKSE and as a result ITC became the ultimate parent company. On May 18, 2007, HHL ceased to be a subsidiary of ITC and HHL became the ultimate parent company till April 7, 2008 when HHL reduced its equity interest in the Company.
     The accompanying financial statements include the financial statements of the Company and its wholly owned subsidiaries which mainly consist of Million Good Limited (“Million Good”, incorporated in the British Virgin Islands, “BVI”) and Wealth Faith Limited (“Wealth Faith”, incorporated in the BVI). The Company and all of its subsidiaries are collectively referred to as the “Group”.
     As of December 31, 2006 and 2007, the Company had a 26% equity interest in Hangzhou Zhongce Rubber Co., Limited (“HZ”, located in Hangzhou, Zhejiang Province, the PRC). HZ and its consolidated subsidiaries (the “PRC entities”) are engaged in the manufacture of rubber tires in the PRC.
     As of December 31, 2006, the Company also had a 20.36% equity interest in Wing On Travel (Holdings) Limited (a company incorporated in Bermuda, hereinafter together with its subsidiaries collectively referred to as “Wing On”). Consequent to disposal of equity interest as described in note 5, the Company’s equity interest in Wing On decreased to 12.77% which was classified as trading securities. As of December 31, 2007, the equity interest further decreased to 1.23% . Wing On is engaged in the provision of package tours, travel and other related services and hotel operation with its shares listed on HKSE.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of Presentation
          The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
(b)	Basis of Consolidation
          The Company consolidates all entities in which it is the primary beneficiary of variable interests in variable interest entities and entities in which it has a controlling financial interest. The Company does not have variable interest in any variable interest entity during the periods presented.
          The consolidated financial statements include the assets, liabilities, revenue and expenses of the Company and its consolidated subsidiaries.
          All intercompany balances and transactions have been eliminated on consolidation.
(c)	Equity Method Investments in Affiliates
          Investments in 50% or less owned companies over which the Company exercises significant influence but not control, are accounted for using the equity method. Under the equity method, the Company’s proportionate share of the affiliate’s net income or loss is included in the consolidated statement of operations.
          The Company records the gains or losses arising from issuance by an equity method affiliate of its own stock in additional paid-in capital account within shareholders’ equity in the consolidated financial statements.
(d)	Cash and Cash Equivalents
          The Company considers cash on hand, demand deposits with banks with original maturities of three months or less when purchased to be cash and cash equivalents.
(e)	Trading Securities
          Trading securities refer to debt and equity securities that are bought and held principally for the purpose of selling them in the near term, and are reported at fair value, with unrealized gains and losses included in earnings. The fair value of the Group’s investments in trading securities is based on the sales price on the last business day of the fiscal year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(f)	Plant and Equipment, Net
          Plant and equipment, net are carried at cost less accumulated depreciation. Gains and losses from the disposal of property and equipment are included in income from operation. Depreciation is calculated on a straight-line basis over the estimated useful lives of assets of 5 years.
(g)	Income Taxes
          Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, unutilized tax loss carry forwards by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities.
          Effective January 1, 2007, the Company adopted the Financial Accounting Standard Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. There is no material impact of FIN 48 on the Company’s consolidated financial statements.
(h)	Foreign Currencies
          The functional currency of the Company and its Hong Kong domiciled subsidiaries is Hong Kong dollars. The functional currency of the subsidiaries in PRC is the Renminbi (“Rmb”). The Company has elected Renminbi as its reporting currency.
          Foreign currency transactions are translated into the functional currencies of the Company and its subsidiaries at the applicable exchange rates quoted by the People’s Bank of China (the “exchange rates”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into functional currencies using the applicable exchange rates prevailing at the respective balance sheet dates. Exchange differences are included in the consolidated statement of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(h)	Foreign Currencies — continued
          Assets and liabilities of the Company and its subsidiaries donmiciled in Hong Kong have been translated at the rates of exchange ruling at the balance sheet and all income and expense items are translated at the average rates of exchange over the year. Exchange difference resulting from the translation have been recorded as a component of comprehensive income.
          The translation of Renminbi amounts into US$ amounts as of and for the year December 31, 2007 are included solely for the convenience of readers in the United States of America and have been made at US$1.00 = Rmb7.2946, the noon buying rate from the Federal Reserve Bank of New York on December 31, 2007. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at that rate or at any other rate.
(i)	Loss Per Share
          Basic loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the year. The Company does not have dilutive potential common shares during fiscal 2005, 2006 and 2007. No dulited loss per share was presented for 2005 and 2006, as the conversion of the equity method affiliate’s outstanding convertible notes is antidilutive.
(j)	Use of Estimates
          The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from those estimates. Significant estimates in these financial statements that are susceptible to change as more information becomes available are collectability of receivables, useful lives of plant and equipment and valuation of derivative instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(k)	Financial Instruments
          The Company recognizes all derivative instruments on the balance sheet at fair value with changes in fair values reported in the statement of operations.
          The Group’s financial instruments that are exposed to concentration of credit risk consist primarily of its cash and cash equivalents, advances to affiliates, notes receivable, amounts due from related parties and convertible note receivables. The Group has reviewed the credit worthiness and financial position of its related parties for credit risks associated with amounts due from them. These entities have good credit standing and the Group does not expect to incur significant losses for uncollected advances from these entities.
          The carrying value of current financial assets and current financial liabilities approximate their fair value due to the short-term maturity of these instruments. The fair value of convertible note receivable as of December 31, 2007 was approximately Rmb56,291. The assumptions adopted for the valuation of the Convertible note receivable as of December 31, 2007 under the Black-Scholes model are as follows:
(1)	Risk Free Interest Rate — 2.79% was used by reference to the yield of Hong Kong Exchange Fund Bills & Notes;

(2)	Volatility — 60.68% was estimated by the average annualized standard deviations of the continuously compounded rates of return on the Company’s share prices;

(3)	Dividend Yield — assumed to be 2.51% per annum.
(l)	Comprehensive (Loss) Income
          Comprehensive (loss) income represents changes in equity resulting from transactions and other events and circumstances from nonowner sources. Comprehensive (loss) income consists of net loss and the foreign exchange differences arising from translation to reporting currency.
(m)	Recently Issued Accounting Pronouncements
          In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurement” (“SFAS No. 157”). SFAS No. 157 addresses standardizing the measurement of fair value for companies who are required to use a fair value measure for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date’’. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Group does not expect that the adoption of SFAS No. 157 will have a material impact on its financial position, results of operations and cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(m)	Recently Issued Accounting Pronouncements — continued
          In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), an amendment of FASB No. 115. This statement permits entities to choose to measure many financial instrument and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities without having to apply complex hedge accounting provisions. SFAS No. 159 is effective from fiscal year commencing November 15, 2007. The Group does not expect that the adoption of SFAS No. 159 will have a material impact on its consolidated financial position, cash flows, and results of operations.
          In December 2007, FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141R”). The objective of SFAS No. 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Group is currently evaluating the impact, if any, of the adoption of SFAS No. 141R on its Group’s financial position, results of operations and cash flows.
          In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements” (“SFAS No. 160”). SFAS No. 160 amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 defines “a noncontrolling interest, sometimes called a minority interest”, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. The objective of SFAS No. 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Group is evaluating the impact, if any, of the adoption of SFAS No. 160.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(m)	Recently Issued Accounting Pronouncements — continued
          In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS No. 161”). This statement establishes enhanced disclosures about the entity’s derivative instruments and hedging activities. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Adoption of SFAS No. 161 will result in enhanced disclosure regarding the Company’s derivatives. The Group is evaluating the impact, if any, of the adoption of SFAS No. 161.
          In October 2008, the FASB issued FASB Staff Position FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (“FSP 157-3”). FSP 157-3 clarified the application of FAS 157. FSP 157-3 demonstrated how the fair value of a financial asset is determined when the market for that financial asset is inactive. FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The Group is evaluating the impact that this statement will have, if any, on its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

3.	GAIN ON DISPOSAL OF SUBSIDIARIES
     In December 2007, the Company disposed of its entire equity interest in Manwide Holdings Limited (“Manwide”) and (expressed in English as Rosedale Luxury Hotel & Suites Limited, “Rosedale”). The combined net liabilities of Manwide and Rosedale at the date of disposal were as follows:

Rmb
Net liabilities disposed of:
Plant and equipment, net	186
Due from a related party	47,763
Cash and cash equivalents	12,431
Due to related parties	(79,229)
Accrued liabilities	(2)

(18,851)
Gain on disposal	19,325

Total Consideration	474

Satisfied by:
Consideration receivable	474

Cash and cash equivalents disposal of	(12,431)

4.	NOTES RECEIVABLE
     The notes, carry interest at commercial rates, was unsecured and receivable from an unrelated party.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

5.	INVESTMENTS IN AND ADVANCES TO EQUITY METHOD AFFILIATES

	2006	2007
	Rmb	Rmb
Investments in equity method affiliates	461,827	357,771
Advances to equity method affiliates	7,735	7,735

Total	469,562	365,506
Less: Allowance for advances to an equity method affiliate	(7,601)	(7,601)

	461,961	357,905

     Wing On:
          In April 2002, the Group subscribed for 4,800,000,000 new ordinary shares of HK$0.01 each (“Subscription Shares”) in Wing On, representing approximately 34.6% of the then outstanding share capital of Wing On, at an issue price of HK$0.027 per Subscription Shares.
          During 2004, Wing On entered into agreements with the Company and an independent party in relation to the issuance of convertible notes, whereby Wing On issued convertible notes to the Company (the “Note”) for a consideration of HK$155,000 (equivalent to approximately Rmb164,873). The Note is convertible into new shares of Wing On during a period of three years from the date of issue, at an initial conversion price of HK$0.02 per share, subject to adjustments.
          As a result of capital raising activities of Wing On during 2005, there was a dilution of the Company’s interest in Wing On and the creation of an “implied sale” of a portion of the Company’s investment. In accordance with its accounting policy, the Company recorded a net gain totaling Rmb17,760 as an increase of additional paid-in capital during the fiscal year 2005. The net gain represents the difference between the Company’s carrying basis and the fair value of the portion of the investment in Wing On deemed to have been sold.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

5.	INVESTMENTS IN AND ADVANCES TO EQUITY METHOD AFFILIATES — continued
     Wing On: — continued
          Following the issue of shares in Wing On in 2005, the conversion price of the Note was adjusted to HK$0.0197 per share in accordance with its terms and conditions. On March 14, 2005, the day immediately preceding the effective date of the share consolidation of every one hundred shares of HK$0.01 each in the issued and unissued ordinary share capital of Wing On into one share of HK$1.00 each, the conversion price at the Note was adjusted to HK$1.97 per new consolidated share.
          In 2005, the Company also purchased a total of 6,967,700 ordinary shares of Wing On for cash consideration of approximately Rmb13,451, resulting in excess over cost of approximately Rmb819 which was allocated to property, plant and equipment that are subject to depreciation and amortization. The Company further exercised all of the conversion rights of the Note of approximately Rmb58,344 at the adjusted conversion price of HK$1.97 per share under the terms of the Note, resulting in the issuance of 27,918,781 new ordinary shares of Wing On to Million Good. This additional investment amounted to Rmb72,244 which comprised Rmb46,762 of the carrying value of the Note (net of unamortized discount on subscription) and the fair value of the related convertible feature of Rmb25,482.
          As a result of capital raising activities of Wing On during 2006, there was a net dilution of the percentage of Company’s equity ownership in Wing On from 27.74% to 20.36% and the loss totaling Rmb41,537 was recognized as a decrease in additional paid-in capital during the fiscal year 2006. From May 24 through June 6, 2006, the Company also purchased a total of 2,948,000 ordinary shares of Wing On for cash consideration of approximately Rmb2,227, resulting in excess over cost of approximately Rmb2,431 which was allocated to property, plant and equipment that are subject to depreciation and amortization.
          In June 2007, the Company converted a total of HK$158,000 (equivalent to approximately Rmb148,916) Convertible Notes (see note 6 for details) of Wing On into ordinary shares of HK$0.10 each of Wing On at conversion price of HK$0.79 per share and purchased a total of 15,000,000 ordinary shares of Wing On for cash consideration of approximately Rmb10,137, resulting in excess over cost of approximately Rmb106,356 which was allocated to property, plant and equipment that are subject to depreciation and amortization. As a result of capital raising activities of Wing On, there was a net dilution of the percentage of Company’s equity ownership in Wing On and the loss totaling Rmb25,837 was recognized as a decrease in additional paid-in capital during the fiscal year 2007.
          The Group also disposed 200,000,000 shares of Wing On with total proceeds of Rmb137,603 and resulting in a loss on disposal of Rmb68,991. Subsequent to these significant transactions, the interest of Wing On held by the Company was decreased from approximately 20.36% to 12.77% as at June 30, 2007, and was accounted for as trading securities of the Company thereafter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

5.	INVESTMENTS IN AND ADVANCES TO EQUITY METHOD AFFILIATES — continued
     The following table presents summarized comparative financial information for the Company’s investments in 50% or less owned investments, over which the Company has the ability to exercise significant influence but does not control, which are accounted for using the equity method:

	2005	2006	2007
	Rmb	Rmb	Rmb
Revenues	8,396,696	10,982,860	11,786,327
Gross profit	1,095,091	1,113,408	1,354,590
Operating profit	277,012	252,332	601,770
Net income	126,357	1,795	385,687
Current assets	3,442,255	4,680,343	3,656,067
Non-current assets	4,779,558	5,087,746	3,510,491
Current liabilities	4,384,235	4,988,172	5,039,809
Non-current liabilities	1,354,208	2,196,489	518,344
Shareholders’ equity	1,820,173	1,937,075	1,377,082
Minority interests	663,197	646,353	231,323

     As of December 31, 2006 and 2007, advance to an affiliate was Rmb7,735 which were interest free and the Group will not demand repayment within one year from the respective balance sheet dates and the amount is therefore considered as non-current.
     As of December 31, 2006, there was an amount due to an affiliate of Rmb2,121 which was unsecured, interest free and repayable on demand. The amount had been fully repaid during fiscal 2007.
     Equity ownership percentages for these affiliates are presented below:

	Place of incorporation/
Affiliate	registration	2006	2007
Wing On	Bermuda	20.36%	N/A
X One Holdings Limited	Hong Kong	33.33%	33.33%
HZ	PRC	26%	26%
     The fair values of the investment in Wing On were approximately HK$70,871 (equivalent to Rmb71,296) as of December 31, 2006. The fair values were determined with the reference to quoted market bid prices.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

6.	CONVERTIBLE NOTE RECEIVABLE, NET/DERIVATIVE INSTRUMENTS
     On March 23, 2006, Wing On entered into a subscription agreement with the Company and other subscribers in relation to the subscription of 2% convertible exchangeable notes (the “Convertible Notes”) with an aggregate principal amount of HK$1,000,000. The Company and other subscribers agreed to subscribe for the Convertible Notes with principal amount of HK$300,000 and HK$700,000 by cash, respectively.
     The initial conversion price of the Convertible Notes is HK$0.79 per share, subject to anti-dilutive adjustments. Unless previously converted or lapsed or redeemed by Wing On, Wing On will redeem the Notes on the fifth anniversary from the date of issue of the Notes (the “Maturity Date”) at the redemption amount which is 110% of the principal amount of the Notes outstanding.
     The Company shall have the right to convert, on any business day commencing from the 7th day after the date of issue of the Convertible Notes up to and including the date which is 7 days prior to the Maturity Date, the whole or any part (in an amount or integral multiple of HK$1,000) of the principal amount of the Convertible Notes into shares of Wing On at the then prevailing conversion price. Had the Convertible Notes been converted into new shares of Wing On in full as of December 31, 2006 and 2007, the equity ownership percentage on Wing On held by the Company would increase from 20.36% to 26.86% and 1.23% to 3.88%.
     Subject to certain restrictions which are intended to facilitate compliance of relevant rules and regulations, each noteholder shall have the right to exchange from time to time all or part (in the amount of HK$10,000 or integral multiples thereof) of 50% of the initial principal amount of its Convertible Notes for shares in the share capital of any company which is an affiliated company of Wing On as defined in the Rules Governing the Listing of Securities on the HKSE or subsidiary of Wing On that is to be listed on a stock exchange through an initial public offering at the price (the “Spin-off Shares”), subject to anti-dilutive adjustments, at which the Spin-off Shares are actually issued to the public at the time of the listing on that stock exchange. The decision on whether to list any of its affiliated company or subsidiary in the future is at the sole discretion of the directors of Wing On.
     The subscription of the Convertible Notes by the Company was completed on June 8, 2006 which was paid by its intermediate holding company, GDI, on behalf of the Company as to HK$198,999 (equivalent to Rmb205,049), with the remainder of Rmb104,071 being offset by an advance previously made to Wing On.
     The Company exercised certain of its conversion rights in principal amount of HK$158,000 (equivalent to Rmb148,916) (see note 5) and HK$79,000 (equivalent to Rmb74,458) in June 2007 and July 2007 respectively, under the terms of the Convertible Notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

6.	CONVERTIBLE NOTE RECEIVABLE, NET/DERIVATIVE INSTRUMENTS — continued
     In accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended, the conversion option element of the Note and Convertible Notes represents an embedded derivative instrument which must be accounted for separately from the Note and Convertible Notes and, as such, to be measured at fair value when initially recorded and at subsequent reporting dates. The note element of the Note and Convertible Notes were also measured at fair value initially and subsequently at amortized cost, and was presented as convertible note receivable from an equity method affiliate on the consolidated balance sheet. The fair value of this conversion options were estimated using the Black-Scholes option pricing model at the date of its issuance and at each subsequent balance sheet date. The impact of changes in fair value of this conversion option, taking into account the portion of the conversion option exercised during fiscal 2005, 2006 and 2007, was loss of Rmb42,873, loss of Rmb19,459 and gain of Rmb19,248 which have been recognized in the consolidated statement of operations for fiscal 2005, 2006 and 2007, respectively.

7.	DEPOSIT PAID FOR ACQUISITION OF PROPERTIES
     On June 16, 2004, Manwide, a subsidiary, entered into a conditional sale and purchase agreement with Shanghai Jiu Cheng Investment Limited (“Jiu Cheng”), an unrelated property developer, for the acquisition of a parcel of land situated in Shanghai, the PRC (the “Land”) and the 24-storey building and carpark being constructed (the “Building”, hereinafter with the Land are collectively referred to as the “Xiang Zhang Garden”).
     The total consideration for the acquisition of Xiang Zhang Garden, on a completion basis, is Rmb450,000. A deposit of Rmb50,000 was paid by Manwide to Jiu Cheng on June 18, 2004 and recorded as deposit paid for acquisition of properties as of December 31, 2004.
     The remaining consideration of Rmb400,000 is to be settled by the assumption of bank loans of Rmb380,000 and cash consideration of Rmb20,000 upon the grant of bank loan and the transfer of the ownership of Xiang Zhang Garden to Manwide. The closing of the acquisition is subject to certain conditions precedent.
     According to the conditional sale and purchase agreement, prior to the completion of acquisition, Jiu Cheng should (i) obtain the certificate in respect of the land use rights of the Land and the ownership of the Building; (ii) obtain an approval from the relevant government authorities in Shanghai that the authorized usage of the properties be changed from office to both commercial and residential and that all relevant fees and charges arising from the sale of the Land payable to the relevant government authorities having been settled in full; (iii) agree with Manwide on the specification of installation, fixtures and furniture and other internal decoration of the properties; (iv) procure all the contractors engaged in the development/ construction of the properties to enter into agreements with Manwide to bind these contractors with obligations to Manwide to rectify all defects of the properties which may arise after the completion of the development/construction; and (v) procure the granting of a loan (“Loan”) to be granted by PRC banks to Manwide to finance the remaining consideration.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

7.	DEPOSIT PAID FOR ACQUISITION OF PROPERTIES — continued
     Provided that if the conditions are not fulfilled on or before June 1, 2005, Manwide shall agree to a further extension of not less than 60 days without imposing any fine on Jiu Cheng. If the conditions are not fulfilled within the extended period, Manwide shall be entitled to terminate the agreement and Jiu Cheng shall refund the deposit to Manwide together with interests accrued during the period from the date of the agreement to the date of deposit is refunded and calculated on the relevant prevailing market interest rate.
     It is one of the conditions for completion of the acquisition that Jiu Cheng should obtain approval for the change of authorized usage of the properties from office to both commercial and residential. Should Jiu Cheng fail to obtain such approval within 150 days from the date of the agreement, Manwide is entitled to either (i) to proceed with the agreement in accordance with the existing terms and conditions; or (ii) to acquire the 1st to 7th floors and the 23rd floor of the properties together with the two levels underground carparks for a consideration of Rmb70,000.
     However, the conditions stated above for the change of use of Xiang Zhang Garden had not been fulfilled within the said period and accordingly, Jiu Cheng and the Group entered into another agreement dated February 3, 2005 pursuant to which, among other things, (i) the Group would pay, on behalf of Jiu Cheng, Rmb22,000 to the main contractor of Xiang Zhang Garden (the “Main Contractor”); and (ii) the amount paid by the Group in (i) would be deducted from the purchases consideration of Xiang Zhang Garden.
     Further, the Group had advanced an additional Rmb8,000 to Jiu Cheng pursuant to this additional agreement and the aggregate sum paid by the Group to Jiu Cheng amounted to Rmb58,000 as of December 31, 2005.
     In June 2005, the Group had commenced legal proceedings against Jiu Cheng, among other things, to demand Jiu Cheng to fulfill its obligations under the above two agreements and applied to a PRC court an injunction order on Xiang Zhang Garden to stop Xiang Zhang Garden from being transferred (the “Injunction Order(s)”). It had also come to the attention of the Group that one of the three secured creditors of Jiu Cheng and the Main Contractor had already applied to and being granted the Injunction Orders and they, together with the other two secured creditors, had priority over the Group on Xiang Zhang Garden.
     As a condition precedent to the application of the Injunction Order, an institution in the PRC provided a guarantee of Rmb402,000 to the PRC court on behalf of the Group.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

7.	DEPOSIT PAID FOR ACQUISITION OF PROPERTIES — continued
     On June 22, 2006, the People’s High Court of Shanghai City ruled the case in favor of the Group and demanded Jiu Cheng to continue fulfilling its obligations under the agreement dated February 3, 2005 and to cooperate with the Group to effect the release of the Injunction Orders and settlement of the related liabilities with its creditors so as to proceed with the transfer of legal title of Xiang Zhang Garden to the Group. The judgment also, among other things, demanded Jiu Cheng to pay Rmb5,900 to the Group as compensation for the breach of the sale and purchase agreements.
     In August 2006, the Group has applied to the People’s High Court of Shanghai City for a court execution order to enforce the June 2006 judgment against Jiu Cheng. At the same time, Jiu Cheng has initiated various discussions with the Group and its legal counsel with a view to settle this out of court but there was no significant progress on the resolution of this matter then.
     In December 2007, the Company completed a transfer of certain of its assets and liabilities, including the deposit paid for acquisition of Xiang Zhang Garden, from its subsidiaries Manwide and Rosedale to another subsidiary of the Company before the completion of the disposition of Manwide and Rosedale to an independent third party (note 3).
     In March 2008, the Group has entered into an agreement with Jiu Cheng through Rosedale, to disclaim its rights in Xiang Zhang Garden for a compensation of Rmb83,000 which was received in April 2008.

8.	PLANT AND EQUIPMENT, NET
     Plant and equipment, net consist of the following:

	2006	2007
	Rmb	Rmb
Furniture and fixtures	12	—
Motor vehicle	332	—

Total	344	—
Less: Accumulated depreciation	(104)	—

	240	—

     Depreciation expense was Rmb42, Rmb62 and Rmb57 for years ended December 31, 2005, 2006 and 2007 respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

9.	INCOME TAXES PAYABLE
     The components of profit (loss) from continuing operations before income taxes and minority interests are as follows:

	Year ended December 31,
	2005	2006	2007
	Rmb	Rmb	Rmb
The PRC	30,207	7,510	97,092
All other jurisdictions	(52,448)	(27,572)	(105,946)

	(22,241)	(20,062)	(8,854)

     Bermuda
          The Company was incorporated under the laws of Bermuda and, under current Bermuda law, is not subject to tax on income or on capital gains. The Company has received an undertaking from the Ministry of Finance of Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, as amended, that in the event that Bermuda enacts any legislation imposing tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to the Company or to any of its operations or the shares, debentures or other obligations of the Company until March 28, 2016. This undertaking is not to be construed so as to (i) prevent the application of any such tax or duty on such person as an ordinary resident in Bermuda; or (ii) prevent the application of any tax payable in accordance with the provision of the Land Tax Act, 1967 or otherwise payable in relation to any land leased to the Company in Bermuda.
     Hong Kong
          The Company and certain of its subsidiaries are operating in Hong Kong and their income taxes have been calculated by applying the current rate of taxation of 17.5% to the estimated taxable income earned in or derived from Hong Kong during the period, if applicable.
          In the 2008-09 Financial Budget delivered on February 27, 2008, the Financial Secretary of the Government of the Hong Kong Special Administrative Region proposed to lower the Hong Kong Profits Tax rate from 17.5% to 16.5%. The proposal was formally enacted on June 26, 2008.
          The Company and certain of its subsidiaries operated in Hong Kong are taxed at 17.5% up to December 31, 2007 and at 16.5% beginning from January 1, 2008, on the assessable profits arising in or derived from Hong Kong.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

9.	INCOME TAXES PAYABLE — continued
     PRC
          The Group’s PRC entities and subsidiaries are subject to income taxes calculated at tax rates (ranging from 16.5% to 33%) on the taxable income as reported in the statutory financial statements adjusted for taxation based on tax laws prevailing at their respective places of establishment and operations.
          On March 16, 2007, the PRC government promulgated Law of the People’s Republic of China on Enterprise Income Tax (“New Tax Law”), which will be effective from January 1, 2008. The Tax Law provides that enterprises established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% of worldwide income. The new tax rate will become effective in January 1, 2008.
          Deferred tax liability of Rmb19,234 as of December 31, 2007 has been recognized on the undistributed earnings of the Company’s affiliate in the PRC. In an announcement formally made on February 22, 2008, the PRC authorities clarified the distributions made out of undistributed earnings that arose prior to January 1, 2008 would not attract witholding tax. Consequently, the deferred tax liability will be written back in the year ending December 31, 2008.
          The Company adopted the provisions of FIN 48 effective January 1, 2007. The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Company, it is concluded that there are no significant uncertain tax positions requiring recognition in financial statements. The Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Group classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2007, there is no interest and penalties related to uncertain tax positions. The tax positions for the years 2005 to 2007 may be subject to examination by the PRC and Hong Kong tax authorities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

9.	INCOME TAXES PAYABLE — continued
     The reconciliation of the effective income tax rate based on profit (loss) from operations before income taxes to the statutory income tax rates in Hong Kong is as follows:

	Year ended December 31,
	2005		2006		2007
Profit tax rate in Hong Kong	17.5%		17.5%		17.5%
Permanent differences relating to non-taxable income and non-deductible expenses	(29.6%	)	4.6%		4.22%
Effect on withholding income tax on dividend	—		—		(218.25%	)
Change in valuation allowance	(10.0%	)	(6.5%	)	—
Tax rate difference between tax jurisdictions	16.1%		(21.4%	)	(21.72%	)
Others	(12.4%	)	—		—

Effective tax rate	(18.4%	)	(5.8%	)	(218.25%	)

     The tax impact of temporary differences gives rise to the following deferred tax assets/ liability:

	2006	2007
	Rmb	Rmb
Current deferred tax assets:
Pre-operating expenses	3,541	—
Valuation allowance for deferred tax assets	(3,541)	—

	—	—

Non-current deferred tax liability:
Withholding income tax on dividend	—	(19,324)

     Income taxes expense consists of:

	Year ended December 31,
	2005	2006	2007
	Rmb	Rmb	Rmb
Current	4,803	1,164	—
Deferred taxation	—	—	19,324

	4,803	1,164	19,324

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

10.	CAPITAL STOCK
     Share Capital
          The Company was incorporated with an initial share capital of 1,200,000 Common Stock with a par value of US$0.01 each which was later reclassified to Supervoting Common Stock. On May 14, 1993, the authorized share capital of the Company was further increased from US$12 to US$700 by the creation of 50,000,000 shares of Common Stock of par value US$0.01 each and 18,800,000 shares of Supervoting Common Stock of par value US$0.01 each. As a result, the total number of authorized Supervoting Common Stock is 20,000,000 shares. 6,000,000 shares of Supervoting Common Stock (including the 1,200,000 Common Stock reclassified to Supervoting Common Stock) were issued to the then ultimate parent company of the Company as a consideration for the transfer of two PRC entities to the Company and on June 23, 1993, the Company redeemed 3,000,000 shares of its outstanding Supervoting Common Stock at their par value of US$0.01 per share.
          In September 2006, the Company converted the entire outstanding 3,000,000 shares of Supervoting Common Stock into the same number of Common Stock of par value of US$0.01 each pursuant to the bye-laws of the Company upon receipt of a written notification from the sole holder of Supervoting Common Stock. There was no outstanding Supervoting Common Stock as at December 31, 2006 and 2007.
     Capital Stock
          Each share of Supervoting Common Stock is entitled to 10 votes whereas each share of Common Stock is entitled to one vote. The Common Stock is identical to the Supervoting Common Stock as to the payment of dividends. Except for the difference in voting rights described above, the Supervoting Common Stock and the Common Stock rank pari passu in all respects.

11.	COMMITMENTS AND CONTINGENCIES
     As of December 31, 2006 and 2007, the Group had outstanding capital commitments for acquisition of properties amounting to approximately Rmb402,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

12.	DISTRIBUTION OF PROFIT
(a)	Dividends
          Dividends from the PRC entities will be declared based on the profits as reported in their statutory financial statements. Such profits will be different from the amounts reported under U.S. GAAP. As of December 31, 2006, the Company’s only subsidiary established in the PRC had no distributable profit. As of December 31, 2007, the Company did not have any subsidiaries in the PRC. As of December 31, 2006 and 2007, the Company’s affiliates in the PRC had accumulated profits on a consolidated basis of Rmb348,566 and Rmb743,213, respectively, as reported in their statutory financial statements.
          The Company did not propose or pay any dividends on the outstanding Supervoting Common Stock and Common Stock for the year ended December 31, 2005 and on the outstanding Common Stock for the years ended December 31, 2006 and 2007.
(b)	Profit appropriation
          In accordance with the relevant laws and regulations for Sino-foreign equity joint venture enterprises, the PRC entities are required to make appropriation of 5% of after tax profit as prepared in accordance with accounting principles generally accepted in the PRC to non-distributable reserve funds as determined by the Board of Director of the PRC entities. These reserves include a general reserve fund, an enterprise expansion fund, and a staff welfare and incentive bonus fund. The general reserve fund is used to offset future extraordinary losses. The PRC entities may, upon resolution passed by the shareholders, convert the general reserve fund into capital. The enterprises expansion fund is used for the expansion of the PRC entities’ operation and can be converted to capital subject to approval by the relevant authorities. In addition, certain of the PRC entities were granted special reserve fund by the government for specific projects carried out by the relevant PRC entities. All of these reserve funds are included in retained earnings of the PRC entities but can only be used for specific purpose and are not distributable as cash dividend.
          Included in the accumulated deficit of the Group as of December 31, 2005, 2006 and 2007 was non-distributable reserves attributable of Rmb1,403, Rmb1,288 and Rmb1,288, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

13.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS
     Parties are considered to be related to the Company if the parties that, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.
     Other than those disclosed elsewhere in the consolidated financial statements, the Company had the following related party balances:
(a)	Due from/to Related Parties

	2006	2007
	Rmb	Rmb
Due from:
CSH and its subsidiaries	331	732
GDI and its subsidiaries (“GDI Group”)	—	2,294
HHL and its subsidiaries (except GDI Group)	—	26,823
Wing On and its subsidiaries	—	37,587

	331	67,436

Due to:
GDI and its subsidiaries	203,025	2,849
HHL and its subsidiaries (except GDI Group) (“HHL Group”)	203	—
ITC and its subsidiaries (except HHL Group and GDI Group)	3,122	1,157
Wing On and its subsidiaries (note 5)	2,121	—

	208,471	4,006

     As of December 31, 2006 and 2007, the amounts due from/to related parties were unsecured, non-interest bearing and had no fixed repayment terms except for Rmb12,941 due from a fellow subsidiary as of December 31, 2007 carries interest at Hong Kong Prime rate plus 1%. Interest income from the fellow subsidiary was not significant for the year ended December 31, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

13.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS — continued
(b)	Management and Administrative Services Agreement
          Pursuant to a management and administrative services agreement between the Company and the former ultimate parent company in 1993 and renewed in 1997, 2000 and 2004, for a term of three years, the former ultimate parent company, CSH, will provide certain management services to the Company for an annual fee of US$15 (Rmb120). In addition, the Company has agreed to reimburse the former ultimate parent company for administrative services of approximately Rmb4,798 and Rmb2,525 for the years ended December 31, 2005 and 2006, respectively, rendered on behalf of the Company on a cost plus 5% basis. The agreement was terminated upon the group reorganization in May 2006 when CSH ceased to be the ultimate parent company of the Group. Payment of annual fee for the years ended December 31, 2005, 2006 and 2007 were Rmb120, Rmb120 and RmbNil, respectively.

14.	STAFF RETIREMENT PLANS
     All of the Chinese employees of the PRC entities and Rosedale are entitled to an annual pension on retirement, which is equal to their ending basic salaries at their retirement dates. The Chinese government is responsible for the pension liabilities to these retired employees. The PRC entities and Rosedale are only required to make specified contributions to the state-sponsored retirement plan calculated at rates ranging from 14% to 20% of average monthly salaries for the years ended December 31, 2005, 2006 and 2007. The expense reported in the consolidated statements of operations related to these arrangements was Rmb18, Rmb24 and Rmb20 for the years ended December 31, 2005, 2006 and 2007, respectively.

15.	OTHER SUPPLEMENTAL INFORMATION
     The following items are included in the consolidated statements of operations:

	Year ended December 31,
	2005	2006	2007
	Rmb	Rmb	Rmb
Foreign exchange gain (loss), net	(3,834)	551	—

16.	PLEDGE OF ASSETS
     As of December 31, 2006 and 2007, trading securities amounting to RmbNil and Rmb12,393 are collateralized to secure the securities trading margin facilities of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

17.	SUBSEQUENT EVENTS
     In addition to those disclosed elsewhere in the consolidated financial statements, the Group had the following subsequent events:
(a)	In March 2008, the Company entered into a share purchase agreement with Hanny Magnetics (B.V.I.) Limited, a then fellow subsidiary, to acquire the entire 100% interest in three securities investment companies, at a total cash consideration of HK$38,000 (equivalent to Rmb35,815). The acquisition was consummated in April 2008. The Company is in the process of determining the fair values of the assets acquired and liabilities assumed to allocate the purchase price.

(b)	In April 2008, the Group entered into a Memorandum of Understating (“MOU”) with a third party to acquire certain equity interest in a property investment company, for a consideration of Rmb150,000. A deposit of Rmb75,000 was paid to the vendor pursuant to the MOU. As of the date of the report, no formal agreement had been entered into.

Please mark your votes as indicated in this example ☒
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1 THROUGH 3.

1.	Elect the directors and authorize the Board of Directors to determine the directors’ remuneration.

Nominees: 01 Allan Yap 02 Chan Ling, Eva 03 Lien Kait Long 04 Dorothy Law 05 Richard Whittall 06 David E. Bussmann	FOR all nominees listed below and to authorize the Board of Directors to determine the directors’ remuneration.	WITHHOLD AUTHORITY to vote for all nominees listed below and to authorize the Board of Directors to determine the directors’ remuneration.	*EXCEPTIONS
	☐	☐	☐
(Instructions: To withhold authority to vote for any individual nominee, mark the “Exceptions” box and write that nominee’s name on the following blank line.)

Exceptions*

2.	To approve the report of independent registered public accounting firm and the Company’s audited financial statements for the year ended December 31, 2007.	FOR ☐	AGAINST ☐	ABSTAIN ☐

3.	To appoint Deloitte Touche Tohmatsu as the independent registered public accounting firm of the Company for a term expiring at the 2009 Annual General Meeting and to authorize the Board of Directors to fix its remuneration.	☐	☐	☐

Mark Here for Address Change or Comments SEE REVERSE ☐

Signature	Signature		Date

The signature on this Proxy should correspond exactly with stockholders name as printed to the left. In the case of joint tenancies, co-executors, or co-trustees, both should sign. Persons signing as Attorney, Executor, Administrator, Trustee or Guardian should give their full title.
▲FOLD AND DETACH HERE▲

China Enterprises Limited
45245

CHINA ENTERPRISES LIMITED
P R O X Y
This proxy is solicited on behalf of the Board of Directors
This proxy must be received on or prior to
March 28, 2009 3:00 p.m. (Hong Kong time) for action to be taken
CHINA ENTERPRISES LIMITED, COMMON STOCK — PROXY

Annual General Meeting of Shareholders — March 31, 2009

     The undersigned, who is a holder of Common Stock of China Enterprises Limited, a corporation organized under the laws of Bermuda with limited liability, has received a copy of the Notice of Annual General Meeting which has been called to be held on March 31, 2009 (and at any adjournment thereof) and hereby directs the Board of Directors of China Enterprises Limited to vote as indicated on the reverse side of this card.
     Please indicate on the reverse side of this card how your shares are to be voted. Unless you otherwise indicate, this proxy will be voted “FOR” proposals 1 through 3.
(Continued, and to be dated and signed, on other side.)

Address Change/Comments (Mark the corresponding box on the reverse side)

BNY MELLON SHAREOWNER SERVICES
P.O. BOX 3550
SOUTH HACKENSACK, NJ 07606-9250

▲FOLD AND DETACH HERE▲
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45245

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 6, 2009

CHINA ENTERPRISES LIMITED
By:	/s/ Yap, Allan
Name:	Yap, Allan
Title:	Chairman